Exhibit 1
GLASS, LEWIS RECOMMENDS THAT IMAGE STOCKHOLDERS
VOTE LIONSGATE’S BLUE PROXY CARD FOR TWO LIONSGATE NOMINEES AND
RECOMMENDS THAT IMAGE STOCKHOLDERS DO NOT VOTE FOR ANY IMAGE
NOMINEES AT UPCOMING ANNUAL MEETING
Second Leading Proxy Advisory Firm to Recommend That Stockholders DO NOT VOTE
For Any of Image’s Current Directors – Underscores Need for Change at Image
Lionsgate Urges Image Stockholders to Vote the BLUE Proxy Card for ALL SIX of Its
Independent, Highly Qualified Nominees
SANTA MONICA, CA, and VANCOUVER, BC, October 5, 2006 – Lionsgate (NYSE: LGF) announced today that Glass, Lewis & Co., a leading independent proxy voting advisory firm, has issued its analysis of the Image Entertainment (Nasdaq: DISK) proxy contest and recommends that Image stockholders vote for two Lionsgate director nominees, Duke Bristow, Ph.D. and Barry Perlstein. Glass Lewis further recommends that Image stockholders not vote for any of Image’s nominees at the October 10, 2006 annual meeting.
The analysis comes on the heels of the other leading proxy advisory service, Institutional Shareholder Services’ (ISS), recommendation last week that Image stockholders vote for Dr. Bristow and not vote for any of Image’s nominees.
Glass, Lewis recommends Image stockholders use Lionsgate’s BLUE proxy card to vote “FOR” Dr. Bristow and Mr. Perlstein and NOT sign or return Image’s white proxy card. Lionsgate continues to recommend that stockholders vote for ALL SIX of its nominees, who are highly qualified and truly independent, on Lionsgate’s BLUE proxy card.
In making its recommendation, Glass, Lewis said:
•	“In our opinion, investors should be troubled regarding certain actions and notable inaction of the board. The incumbent board has presided over an extended period of poor operating performance and we believe that it has taken a lackadaisical approach to its review of strategic alternatives. Further, investors should be troubled by the board’s willingness to negotiate significant share issuances prior to the conclusion of said strategic review.”

•	“Operationally, we note Image has struggled to create growth for its businesses. Image’s EBITDA and net income margins have fallen substantially since fiscal 2005. Specifically, the Company’s EBITDA margin for fiscal 2005 was 7.2% compared to 3.0% for fiscal 2006. Its net income margin fell from 4.3% to (0.2%) in fiscal 2005 and fiscal 2006, respectively. In addition, we note that the Company’s revenue and EBITDA growth was negative for fiscal 2006. Source: CapitalIQ.”

•	“...considering that the board has not concluded its evaluation of strategic alternatives, investors should be concerned given that the [Relativity Media and convertible debt] transactions require the Company to issue a substantial number of shares (nearly 40.0% on a fully diluted basis). Though we typically defer decisions of business strategy to management, in this instance, we believe that shareholders could have been better served if the board concluded its review before pursuing definitive agreements. In our opinion, Image shareholders deserve more transparency as to the board’s long term business strategy.

•	“We also find Image’s allegations of cronyism among the Lions Gate nominees surprising, in particular, considering that many of Image’s incumbent directors or executives are party to significant related party transactions and affiliations. Ira Epstein is Of Counsel for Greenberg Traurig, LLP, which received approximately $452,000 in fees from Image during fiscal 2006. In addition, the board approved payments of approximately $294,000 to Travel Syndicate for travel services for the Company in fiscal 2006. The board notes that Dale Borshell, mother of David Borshell, Image’s COO, is a travel agent at Travel Syndicate. In addition, Trevenen Huxley received more than $30,000 in consulting fees for services he provided to Egami Media, a subsidiary of the Company. See Image Entertainment DEF 14A at 6 and 7 (August 31, 2006). In our opinion, these related party transactions represent substantially greater conflicts than the fees proposed to be paid by Lions Gate to the Dissident nominees.”
Commenting on the Glass, Lewis analysis, Michael Burns, Vice Chairman of Lionsgate, said, “The fact that the two leading independent proxy advisory firms, Glass, Lewis and Institutional Shareholder Services, both recommend that Image stockholders not vote for any of Image’s current Board members, underscores the need for change at Image. We are pleased that Glass, Lewis recommends voting for two of our nominees. We urge all Image stockholders to vote, because every vote counts, and we urge them to vote for all six of our independent nominees to ensure that the Image board will truly serve the best interests of all stockholders.”
Lionsgate noted that its nominees’ only mandate is to deliver value to all stockholders – they are not obligated in any way to approve Lionsgate’s proposed acquisition of Image and are only beholden to Image stockholders. Lionsgate expressed confidence that, with their integrity, experience and conflict-free objectivity, its independent slate of nominees could deliver the significant value that rightfully belongs to all Image stockholders.
To ensure stockholder representation on Image’s Board, Lionsgate asks Image stockholders to vote the BLUE PROXY CARD for all SIX of Lionsgate’s highly qualified nominees.
Lionsgate considers the vote of all Image stockholders to be very important. Stockholders with questions about how to vote their shares, or who need additional copies of Lionsgate’s definitive proxy statement or other information, should contact Lionsgate’s proxy solicitor, INNISFREE M&A INCORPORATED, at the following telephone numbers: Stockholders Call Toll-Free: (888) 750-5834; Banks and Brokers Call Collect: (212) 750-5833.
Additional information about Lionsgate’s efforts to seek representation on the Image Entertainment Board of Directors is available at www.votetoimproveimage.com.

About Lionsgate
Lionsgate is the leading independent filmed entertainment studio, winning this year’s Best Picture Academy Award ® for Crash, and the Company is a premier producer and distributor of motion pictures, television programming, home entertainment, family entertainment and video-on-demand content. Its prestigious and prolific library of more than 9,000 titles is a valuable source of recurring revenue and a foundation for the growth of the Company’s core businesses. The Lionsgate brand is synonymous with original, daring, quality entertainment in markets around the globe.
www.lionsgate.com
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Neither Lions Gate Entertainment Corp. nor any of the other participants in this proxy solicitation has sought or obtained the consent of any third party to the use of any previously published information as proxy solicitation material.
For further information, contact:
Peter D. Wilkes
Lionsgate
310-255-3726
pwilkes@lionsgate.com
George Sard/Andrew Cole/Brooke Morganstein
Sard Verbinnen & Co
212-687-8080

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